Filed Pursuant to Rule 424(b)(3)
Registration File No. 333-220997

STARWOOD REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 5 DATED JUNE 14, 2019

TO THE PROSPECTUS DATED APRIL 16, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Starwood Real Estate Income Trust, Inc., dated April 16, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Starwood Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of July 1, 2019;

•	to disclose the calculation of our May 31, 2019 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on status of our current public offering (the “Offering”); and

•	to disclose the departure of Brendan Brogan from the Investment Committee of our Advisor.

July 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2019 (and repurchases as of June 30, 2019) is as follows:

Transaction Price (per share)
Class S	$20.66
Class T	$20.54
Class D	$20.60
Class I	$20.65

The July 1, 2019 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2019. A detailed presentation of the NAV per share is set forth below. No transactions or events have occurred since May 31, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

SREIT-SUP5-0619

May 31, 2019 NAV Per Share

NAV per share is calculated in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.starwoodNAV.reit. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV as of May 31, 2019 ($ and shares in thousands):

Components of NAV	May 31, 2019
Investments in real properties	$679,458
Investments in real estate related securities	85,549
Cash and cash equivalents	21,510
Restricted cash	73,742
Other assets	7,820
Debt obligations	(451,398)
Subscriptions received in advance	(58,350)
Other liabilities	(20,087)
Performance participation accrual	(2,031)
Management fee payable	(348)
Accrued stockholder servicing fees (1)	(169)
Minority interest	(3,144)

Net asset value	$332,552

Number of outstanding shares	16,102

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of May 31, 2019, we have accrued under GAAP $18.3 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of May 31, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$224,881,136	$9,576,582	$10,180,785	$87,913,322	$332,551,825
Number of outstanding shares	10,884,175	466,188	494,298	4,256,975	16,101,636

NAV per share as of May 31, 2019	$20.66	$20.54	$20.60	$20.65

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	7.4%	5.8%
Hotel	9.0%	8.3%

These assumptions are determined by the Advisor, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Multifamily Investment Values	Hotel Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.7%
(weighted average)	0.25% increase	(1.9)%	(1.6)%
Exit Capitalization Rate	0.25% decrease	+2.7%	+1.5%
(weighted average)	0.25% increase	(2.5)%	(1.4)%

The following table provides a breakdown of the major components of our NAV as of April 30, 2019 ($ and shares in thousands):

Components of NAV	April 30, 2019
Investments in real properties	$439,463
Investments in real estate related securities	171,759
Cash and cash equivalents	15,512
Restricted cash	44,744
Other assets	16,916
Debt obligations	(342,059)
Subscriptions received in advance	(30,212)
Other liabilities	(16,529)
Performance participation accrual	(1,345)
Management fee payable	(312)
Accrued stockholder servicing fees (1)	(157)

Net asset value	$297,780

Number of outstanding shares	14,553

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of April 30, 2019, we have accrued under GAAP $16.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share by share class as of April 30, 2019:

NAV Per Share	Class S Shares	Class T Shares	Class D Shares	Class I Shares	Total
Net asset value	$199,990,622	$7,456,196	$8,503,213	$81,829,994	$297,780,025
Number of outstanding shares	9,770,001	366,265	416,593	4,000,055	14,552,914

NAV per share as of April 30, 2019	$20.47	$20.36	$20.41	$20.46

Status of our Current Public Offering

As of the date hereof, we had issued and sold 19,058,051 shares of our common stock (consisting of 12,902,379 Class S shares, 643,750 Class T shares, 617,605 Class D shares and 4,894,317 Class I shares) in the offering. We intend to continue selling shares in the Offering on a monthly basis.

Departure of Brendan Brogan from Investment Committee

The disclosure appearing under the heading “The Advisor and Starwood Capital” beginning on page 124 of our prospectus is supplemented with the following: Brendan Brogan is no longer serving as a member of the Investment Committee of our Advisor.